Maris-Tech Ltd.

2 Yitzhak Modai Street

Rehovot, Israel 7608804

January 11, 2022

Via EDGAR

Jennifer Angelini

Geoffrey Kruczek

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Re:	Maris Tech Ltd. Amendment No. 5 Registration Statement on Form F-1 Filed December 29, 2021 File No. 333-260670

Dear Sir and Madam:

The purpose of this letter is to respond to your letter of January 10, 2022, regarding the abovementioned Amendment No. 5 to Registration Statement on Form F-1 (the “Form F-1”) of Maris-Tech Ltd. (the “Company”, “we”, “us” or “our”). For your convenience, your original comments appear in bold text, followed by our response. Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in the Form F-1. We are concurrently filing Amendment No. 6 to the Form F-1 (“Amendment No. 6”).

Amendment No. 5 to Registration Statement on Form F-1

General

1.	Please revise your definitions of "Units" to include the pre-funded units, where applicable, and "securities" to include the units and pre-funded units. We note, as one example, the disclosure regarding expected use of proceeds appears to address only Units.

Response:  We respectfully advise the Staff that each Unit consists of one Ordinary Share and one warrant to purchase one Ordinary Share only. Pre-funded Units are offered to purchasers, if any, whose purchase of Units in the offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% of the outstanding Ordinary Shares immediately following the consummation of the offering. The purpose of the Pre-funded Warrants is to enable investors that may have restrictions on their ability to beneficially own more than 4.99% (or, upon election of the holder, 9.99%) of our outstanding Ordinary Shares following the consummation of this offering the opportunity to make an investment in the Company without triggering their ownership restrictions, by receiving Pre-funded Warrants in lieu of our Ordinary Shares which would result in such ownership of more than 4.99% (or 9.99%), and receive the ability to exercise their option to purchase the shares underlying the Pre-funded Warrants at such nominal price at a later date. For each Pre-funded Unit we sell, the number of Units we are offering will be decreased on a one-for-one basis. Therefore, if we sell all 3,100,000 Units that we are offering, no Pre-funded Units will be sold. The use of proceeds and other applicable disclosures assumes that the maximum number of Units are sold (and therefore no Pre-funded Units are sold) and/or that if any Pre-funded Units are sold, they are immediately exercised so that the maximum number of Ordinary Shares are issued, resulting in the full 3,100,000 Ordinary Shares being issued. Further we respectfully advise the Staff that the cover page of the Form F-1 defines the Ordinary Shares, the Warrants, the Pre-funded Warrants and the Ordinary Shares issued or issuable upon exercise of the Warrants and Pre-funded Warrants, collectively, as the “securities”, which covers all of the components of the Units and Pre-Funded Units.

Maris-Tech Ltd.

Securities and Exchange Commission

2.	Given the use of "and/or," your revisions to the prospectus cover page indicate that the underwriters may purchase only warrants in exercising the over-allotment option rather than Units or Pre-Funded Units. If that is not correct, and if the warrants will be sold only with the other components of the Units or Pre-Funded Units, please revise accordingly.

Response:  In response to the Staff’s comment, we have revised the disclosure on the cover page of Amendment No. 6 to clarify that the underwriters may exercise the over-allotment option with respect to Ordinary Shares only, Pre-Funded Warrants only, Warrants only, or any combination thereof.

3.	We note the exclusive forum provisions in Exhibits 4.6-4.9 and the jury trial waiver provisions in Exhibits 4.6 and 4.8. Please disclose whether these provisions apply to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If these provisions apply to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision, the risks to investors, such as increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If these provisions do not apply to actions arising under the Securities Act or Exchange Act, please also ensure that these provisions in the exhibits state this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:  In response to the Staff’s comment, we have revised Exhibits 4.6 and 4.8 of Amendment No. 6 to provide that “nothing in [exclusive forum and jury trial waiver paragraphs] shall limit or restrict the federal district court in which a party may bring a claim under the U.S. federal securities laws”. We respectfully advise the Staff that the form of warrants filed as Exhibits 4.7 and 4.9 to the Form F-1 provide that “nothing in [the exclusive forum paragraph] shall limit or restrict the federal district court in which a Holder may bring a claim under the U.S. federal securities laws”.

Risk Factors

If you purchase securities in this offering, you will incur immediate and substantial dilution . . ., page 29

4.	We note the reference to ordinary shares included as part of the pre-funded units. Please revise to reconcile the apparent inconsistency with the pre-funded unit composition (identified as pre-funded warrants and warrants), here and elsewhere in the prospectus, such as the dilution section.

Response:  In response to the Staff’s comment, we have revised the disclosure on pages 29 and 42 of Amendment No. 6 to clarify that the Ordinary Shares would only be issued upon exercise of the Pre-funded Warrants included in the Pre-funded Units.

Management, page 70

5.	Please update your compensation disclosure as of the fiscal year ended December 31, 2021. Refer to Item 6.B of Form 20-F.

Response:  In response to the Staff’s comment, we have revised the disclosure on page 72 of Amendment No. 6.

Maris-Tech Ltd.

Securities and Exchange Commission

Description of Share Capital, page 94

6.	We note your disclosure on page 96 that, "There are no limitations on the right to own our securities." However, the description of the warrants and pre-funded warrants describes limitations on share ownership above certain thresholds. Please revise to reconcile this apparent inconsistency. Also, if the pre-funded warrants are subject to the same 61-day period as the warrants, please revise to state so directly.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 96 and 101 of Amendment No. 6.

Financial Statements Index, page F-1

7.	Your audited financial statements are currently older than 12 months and this is an initial public offering of your shares. Accordingly, please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representation in an exhibit. Refer to Instruction 2 to Item 8.A.4.

Response: In response to the Staff’s comments, we have filed as Exhibit 99.3 to the Amendment No. 6 an appropriate representation letter pursuant to the Instruction 4 to Item 8.A.4 of Form 20-F.

If you have any questions or require additional information, please call the Company’s attorneys, Oded Har-Even at (212) 660-5003 or Angela Gomes at (617) 338-2957, of Sullivan & Worcester LLP.

Sincerely,

Maris-Tech Ltd.

By:	/s/ Israel Bar

cc:	Oded Har-Even, Esq., Sullivan & Worcester LLP
Angela Gomes, Esq., Sullivan & Worcester LLP